Filed by Regions Financial Corporation
                                                            Pursuant to Rule 425
                                            under the Securities Act of 1933 and
                                         deemed filed pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934

            Subject Company: AmSouth Bancorporation (Commission File No. 1-7476)


FORWARD LOOKING STATEMENTS

         This document contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Act of 1995. These include statements as to the benefits of the proposed merger between Regions Financial and AmSouth (the "Merger"), including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger as well as other statements of expectations regarding the Merger and any other statements regarding future results or expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements. Regions and AmSouth caution readers that results and events subject to forward-looking statements could differ materially due to the following factors, among others: the risk that the businesses of Regions Financial and/or AmSouth in connection with the Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the merger; the ability to obtain required governmental and stockholder approvals, and the ability to complete the merger on the expected timeframe; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of Regions and AmSouth to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing of restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectibility of loans; the effects of changes in interest rates and other risks and factors identified in each company's filings with the Securities and Exchange Commission (the "SEC"). Regions Financial and AmSouth do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

ADDITIONAL INFORMATION

         The proposed Merger will be submitted to Regions Financial's and AmSouth's stockholders for their consideration. Regions Financial will file a registration statement, which will include a joint proxy statement/prospectus to be sent to each company's stockholders, and each of Regions Financial and AmSouth may file other relevant documents concerning the proposed Merger with the SEC. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed Merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regions Financial and AmSouth, at the SEC's Web site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, by accessing Regions Financial's website (http://www.Regions.com) under the tab "Investor Relations" and then under the heading "SEC Filings", or by accessing AmSouth's Web site (http://www.amsouth.com) under the tab "About AmSouth," then under the tab "Investor Relations" and then under the heading "SEC Filings."

Regions Financial and AmSouth and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Regions Financial and/or AmSouth in connection with the proposed Merger. Information about the directors and executive officers of Regions Financial is set forth in the proxy statement for Regions Financial's 2006 annual meeting of stockholders, as filed with the SEC on April 5, 2006. Information about the directors and executive officers of AmSouth is set forth in the proxy statement for AmSouth's 2006 annual meeting of stockholders, as filed with the SEC on March 16, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described above.

The following material was used in connection with the announcement of the proposed merger of Regions Financial Corporation and AmSouth Bancorporation:


VIDEO NEWS RELEASE SCRIPT FOR REGIONS AND AMSOUTH ANNOUNCEMENT

JACK MOORE:
Hi, I'm Jack Moore, chairman, president and chief executive officer of Regions Financial Corporation.

DOWD RITTER:
Hello, I'm Dowd Ritter, chairman, president and chief executive officer of AmSouth Bancorporation.

JACK MOORE:
Today, we are announcing that Regions and AmSouth have signed a definitive merger agreement. Once the transaction is complete, the newly combined company will be called Regions Financial Corporation and will establish our organization as one of the top 10 bank holding companies in the United States.

DOWD RITTER:
Jack will assume the role of chairman for the new company, and I will be president and chief executive officer. Our boards support this strategic combination because we share:

   o   a focus on delivering strong shareholder value,
   o   a passion for providing high quality customer service,
   o a desire to create growth and development opportunities for employees and associates,
   o   and a commitment to making our communities better places to live.

JACK MOORE:
The new Regions has a common geographic footprint and will have strengthened local presence in our core markets. Our combined company will have leading positions in some of the fastest growing southern U.S. markets and a broad, balanced mix of businesses including retail and commercial banking, trust and asset management, securities brokerage, mortgage and insurance products and services. The new Regions will have:

   o   $140 billion in assets,
   o   $100 billion in deposits,
   o   37,000 associates,
   o and 2,000 banking offices located throughout a 16-state footprint across the South, Midwest, and Texas.

DOWD RITTER:
Jack and I are confident that both Regions and AmSouth are ideal merger partners because we have similar cultures, business models and core operating values. Customers have always been first for both companies, and that will never change. You know, we've been neighbors for many years and now we'll be family.

JACK MOORE:
Regions' recent integration went very smoothly, and that experience gives us a solid foundation to work from as we plan the integration with AmSouth. As a combined company, we have the talent, technology and business models to achieve another successful integration. We will keep our focus on our customers throughout this process, and our service levels will remain high.

DOWD RITTER:
This is absolutely the best time to take advantage of what Jack and I agree is an extraordinary opportunity. Competition in the banking industry increasingly requires both size and diversification. This combination is the right decision because it will create even more opportunities to build our franchise in some great core markets. The new Regions, led by talented leaders from each company, will have market-leading positions across the South and an important presence in the Midwest. This gives us an even greater ability to provide superior products and service to our customers ... which ultimately leads to increased shareholder value.

JACK MOORE:
We are confident the new Regions will emerge as the leading regional financial services provider that delivers superior shareholder returns on a consistent basis. Regions will be the best at providing customers the right solutions the first time and every time. And, we will be the best at delivering shareholder value by growing our customer base and deepening our customer relationships.

Dowd, I know we both have a commitment to community. The Birmingham community will benefit from being one of the few cities in the United States to have a top 10 bank holding company headquartered in its city because of increased community involvement and long-term job growth opportunities.

DOWD RITTER:
Yes, Jack. I am confident that Regions and AmSouth are better together ... to create a stronger future for our shareholders, our customers, our communities, and our associates.

                    ASSOCIATE/EMPLOYEE QUESTIONS AND ANSWERS


Q.       WHY ARE REGIONS AND AMSOUTH PLANNING TO MERGE?
A. A merger between Regions and AmSouth creates one of the top 10 bank holding companies in the United States and provides a broad and balanced mix of businesses. It promises greater choices for customers, expanded opportunities for associates/employees, and we believe it will position us to significantly increase shareholder value for both companies. Our new company will be able to leverage complementary business lines across a larger customer base in some of the best markets in the South, Midwest and Texas. As a combined company, we will be better together as we create a stronger future for associates/employees, customers, shareholders and communities.

Q.       WHAT WILL THE NEW COMPANY LOOK LIKE?
A. The combined company will be known as Regions Financial Corporation and will be headquartered in Birmingham, Ala. Joining these two community pillars ensures that Birmingham retains a major bank headquarters presence with continued high levels of community involvement and long-term job growth.

         With total assets of almost $140 billion and a market capitalization of approximately $26 billion, the company will be one of the top 10 largest bank holding companies nationwide. We will offer our nearly 5 million customer households a wide array of services through a 16-state network of 2,000 banking locations and 2,800 ATMs, and will hold $100 billion in deposits. Combined, the companies employ 37,000 people and based on combined 2005 revenues, would have ranked 251 on the Fortune 500.

Q.       WHEN IS THE MERGER EXPECTED TO BE COMPLETED?
A. The transaction is expected to close in the fourth quarter of 2006 and is subject to normal shareholder and regulatory approvals. We expect that the merger integration process will be completed by spring 2008.

Q.       WHAT ARE THE FINANCIAL TERMS OF THE MERGER?
A. In a stock-for-stock agreement, 0.7974 shares of Regions common stock will be exchanged, on a tax-free basis, for each 1.0 share of AmSouth common stock. Based upon closing stock prices of both companies on May 24, 2006, the proforma combined market capitalization of the new institution would be approximately $26 billion. The transaction anticipates potential earnings per share accretion and value enhancement for all shareholders.

         As part of the transaction, it is currently expected that the new company will initially pay a dividend of 35 cents per share per quarter, which is the current Regions quarterly dividend rate and represents an increase of approximately 7 percent for AmSouth shareholders. All dividends are subject to applicable law and the discretion of the applicable company's board of directors.

Q.       WHO WILL LEAD THE NEW COMPANY?
A. Regions Chairman, President and CEO Jack Moore will become the chairman of the combined company, and AmSouth Chairman, President and CEO Dowd Ritter will become the president and CEO. Regions and AmSouth also have designated other key members of the new company's senior management team. Reporting to Moore will be Alan Deer, general counsel and corporate secretary and Allen Morgan, head of financial services. Reporting to Ritter will be Grayson Hall Jr., head of business lines; Rick Horsley, head of the transaction & integration team; Bryan Jordan, chief financial officer; Sam Upchurch, head of the general bank; and Bill Wells, chief risk officer.

         Reporting to Horsley will be David Edmonds, head of human resources and Dave Gordon, head of operations and technology. Reporting to Morgan will be Doug Edwards, president and CEO of Morgan Keegan & Company, Inc.


Q.       HOW WILL THE BOARD OF DIRECTORS FOR THE NEW COMPANY BE STRUCTURED?
A. The boards of directors of Regions and AmSouth will be combined to form a consolidated board that will leverage the expertise and talent of both companies' current boards.

Q.       WHAT ARE THE BENEFITS FOR AMSOUTH SHAREHOLDERS?
A. This merger is a strategic combination creating a regional banking powerhouse with a significantly greater ability to serve customers with a broad and balanced product line. The structure of this merger provides the best long-term approach for creating a stronger company faster and increasing the new company's earnings per share. In addition, AmSouth shareholders will receive a higher dividend as a result of the transaction ,and both companies' shareholders are expected to benefit from the value created from the transaction.

Q.       WHAT WILL THE MERGER MEAN FOR SHAREHOLDERS OF BOTH COMPANIES?
A. We believe our combined company will provide long-term benefits for shareholders by creating a regional financial powerhouse with a broad and balanced mix of business for sustained growth. This strategic partnership of Regions and AmSouth represents a powerful combination of a leading presence in our core markets and strong, complementary business lines like Morgan Keegan, one of the leading securities brokerage companies in the United States, and AmSouth's successful trust and private banking businesses.

Q.       WHAT WILL THE MERGER MEAN FOR OUR COMMUNITIES?
A. Regions and AmSouth share a common desire and dedication to improving the quality of life in the communities we serve. We will continue our support of the communities in which our customers and associates work and live.

Q.       WHAT WILL THE MERGER MEAN FOR OUR CUSTOMERS?
A. Customers always have been the first priority for both companies, and that fact will not change. Our customers will have more convenience and greater options. They will have enhanced products and services and feel confident they are doing business with one of the top 10 bank holding companies in the U.S. As a combined company, we have the commitment, talent, technology and business models to achieve a successful integration. We will keep our focus on customers throughout this process, and our first priority will be maintaining high service levels and providing value for those customers.

Q.       WHAT WILL THE MERGER MEAN FOR ASSOCIATES/EMPLOYEES?
A. We expect that the growth of the combined company will lead to expanded career opportunities for associates/employees. As in any transaction of this kind, there is the unfortunate reality that some associates/employees from both companies may lose their jobs. However, we expect that the number of people directly affected will be reduced because the normal pace of attrition will address many of the position reductions. All of our decisions will be made carefully with consideration and respect for the people who have helped build two great companies.

Q.       WHAT WILL IT MEAN TO ME IF I AM DISPLACED BECAUSE OF THIS MERGER?
A. The new company will work diligently to place associates/employees in open positions. Associates/employees who lose their jobs as a result of the merger will receive severance and transition assistance to help them find new positions.

Q. WILL THERE BE CHANGES TO MY COMPENSATION AND BENEFITS AS A RESULT OF THE MERGER?
A. There will not be any immediate changes. However, our integration team will review compensation and benefits and keep you updated as decisions regarding compensation and benefits are made. We remain committed to providing competitive benefits to our entire workforce.

Q.       WILL THERE BE ANY CHANGES FOR RETIREES?
A. Retirees are very important to Regions and AmSouth, and we are very appreciative of their years of service. For now, there will be no changes. We pledge to keep all associates/employees, including retirees, apprised of any changes in benefits or services that may affect them. We also pledge to keep the needs of our associates/employees and retirees paramount in our thinking as we move through a careful and intelligent transition to the new Regions.

Q.       HOW WILL I BE KEPT INFORMED?
A. We pledge to keep you abreast of any changes that result from this merger. We will post updates on a regular basis to both companies' intranet sites.

FORWARD LOOKING STATEMENTS

         This document contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Act of 1995. These include statements as to the benefits of the proposed merger between Regions Financial and AmSouth (the "Merger"), including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger as well as other statements of expectations regarding the Merger and any other statements regarding future results or expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements. Regions and AmSouth caution readers that results and events subject to forward-looking statements could differ materially due to the following factors, among others: the risk that the businesses of Regions Financial and/or AmSouth in connection with the Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the merger; the ability to obtain required governmental and stockholder approvals, and the ability to complete the merger on the expected timeframe; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of Regions and

AmSouth to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing of restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectibility of loans; the effects of changes in interest rates and other risks and factors identified in each company's filings with the Securities and Exchange Commission (the "SEC"). Regions Financial and AmSouth do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

ADDITIONAL INFORMATION

         The proposed Merger will be submitted to Regions Financial's and AmSouth's stockholders for their consideration. Regions Financial will file a registration statement, which will include a joint proxy statement/prospectus to be sent to each company's stockholders, and each of Regions Financial and AmSouth may file other relevant documents concerning the proposed Merger with the SEC. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed Merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regions Financial and AmSouth, at the SEC's Web site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, by accessing Regions Financial's website (http://www.Regions.com) under the tab "Investor Relations" and then under the heading "SEC Filings", or by accessing AmSouth's Web site (http://www.amsouth.com) under the tab "About AmSouth," then under the tab "Investor Relations" and then under the heading "SEC Filings."

Regions Financial and AmSouth and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Regions Financial and/or AmSouth in connection with the proposed Merger. Information about the directors and executive officers of Regions Financial is set forth in the proxy statement for Regions Financial's 2006 annual meeting of stockholders, as filed with the SEC on April 5, 2006. Information about the directors and executive officers of AmSouth is set forth in the proxy statement for AmSouth's 2006 annual meeting of stockholders, as filed with the SEC on March 16, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described above.